Insider Report for David Ferguson Data courtesy of the System for Electronic Disclosure by Insiders http://www.sedi.ca/

Transactions sorted by	: Insider
Insider family name	: FERGUSON ( Starts with )
Given name	: DAVID ( Starts with )
Transaction Date	: December 23, 2003 - December 23, 2003
Equity securities	: Common Shares
Issuer derivatives	: Options

Insider name:	Ferguson, David Charles
Legend:

O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:	The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of	Date of filing	Ownership type	Nature of	Number or	Unit price or	Closing	Underlying	Closing
	transaction	YYYY-MM-DD	(and registered	transaction	value acquired	exercise	balance	security	balance of
	YYYY-MM-DD		holder, if		or disposed of	price		designation	equivalent
			applicable)						number or
value of
underlying
securities

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Common Shares

151596	2002-06-01	2003-12-23	Direct Ownership:	00 - Opening Balance-Initial SEDI Report			110,000

Transaction ID	Date of	Date of filing	Ownership type	Nature of	Number or	Unit price or	Closing	Underlying	Closing
	transaction	YYYY-MM-DD	(and registered	transaction	value acquired	exercise	balance	security	balance of
	YYYY-MM-DD		holder, if		or disposed of	price		designation	equivalent
			applicable)						number or
									value of
									underlying
									securities
151609	2003-12-23	2003-12-23	Direct Ownership:	16 - Acquisition or disposition under a prospectus exemption	+9,000	2.2000	119,000
Security designation: Options (Common Shares)
151604	2002-06-01	2003-12-23	Direct Ownership:	00 - Opening Balance-Initial SEDI Report			400,000	Common Shares	400,000